Morgan Stanley Series Funds
522 Fifth Avenue
New York, NY 10036
November 30, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Series Funds: Morgan Stanley Alternative Opportunities Fund (File No. 333-143505; 811-22075)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Alternative Opportunities Fund (the “Fund”), a series of Morgan Stanley Series Funds (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 14 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 30, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2. The Fund respectfully believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the disclosure in the footnotes following the Fee Table, including the disclosure regarding the expense reimbursement, is disclosure that is required or permitted by the Form.

Response 3. The Fund believes that the disclosure complies with Instruction 3(e) of Item 3 of Form N-1A. As noted in footnote 6, the waiver will be in place until such time as the Fund’s Board of Trustees deems it advisable to rescind it, which the Fund currently believes is an indefinite period exceeding one year. The remaining footnotes to the fee table are those that are required or permitted by the Instructions to Item 3 of Form N-1A.

Comment 4.	In the section titled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Investment Strategies—Investment Approach,” the various assets classes in which the Underlying Funds may invest are listed. If there are percentage limitations on the amount of assets that the Underlying Funds can invest in each asset class, please disclose.

Response 4. The table within the referenced section provides the current allocation range of each Underlying Fund in a particular asset class.

Comment 5.	With respect to the credit linked deposits described in “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information,” would the Fund be considered a lender of credit linked deposits? If so, please describe how the Fund is protected, specifically, if the Fund has any recourse against the borrowers of such advances and whether the Fund benefits from any liens or perfected or protected features with respect to such advances.

Response 5. A credit-linked deposit is typically one component of a senior loan made by an Underlying Fund to a borrower. As such, the Underlying Fund generally has the same lien protections with respect to the credit linked deposit as it does with respect to other components of the senior loan.

Comment 6.	The paragraph entitled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Risks—Conflicts of Interest” discusses conflicts of interest that may arise as a result of the Fund’s investments in the Underlying Funds. Please clarify whether the fee received by the Investment Manager for managing the Fund is in addition to the fees the Investment Manager receives in connection with the management of the Underlying Funds.

Response 6. The Investment Manager receives an investment management fee for the services it provides to the Fund. This fee is in addition to the investment advisory fees received by the Investment Manager for the services it provides to certain Underlying Funds.

Comment 7.	The section entitled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Risks” includes a paragraph discussing “CFDs”. Please define “CFDs” if not previously defined.

Response 7. The defined term has been added.

Comment 8.	The paragraph entitled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Risks—Leverage Risk” discusses the fact that certain Underlying Funds will earmark liquid assets or establish a segregated account or otherwise cover transactions in which certain Underlying Funds may engage that may give rise to leverage risk. Please clarify whether any of these Underlying Funds are closed-end funds or unregistered funds.

Response 8. These Underlying Funds include closed-end funds. The Fund does not currently invest in unregistered funds.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 9.	The SAI contains disclosure regarding swaps. If the Fund or Underlying Funds can invest in credit default swaps, please disclose.

Response 9. The Fund and Underlying Funds do not invest in credit default swaps.

Comment 10.	The third paragraph of the section titled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing” describes the policy of the Underlying Funds regarding the issuance of senior securities. Consider whether this language applies to the closed-end and unregistered funds in which the Fund may invest and revise if necessary.

Response 10. We respectfully acknowledge the comment; however, we believe that the disclosure is accurate.

Comment 11.	The description of certain Underlying Funds’ use of Value at Risk (VaR) states that the advisers of the Underlying Funds may use a confidence level of 95% to determine how much a portfolio may lose under normal market conditions in a 12 month period. Please add disclosure that discusses the potential impact of a large negative hit on the 5% not included in the VaR calculation.

Response 11. We have added risk disclosure related to VaR.

Comment 12.	In the description of the Investment Company Securities in which certain Underlying Funds may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge funds, please add this to the disclosure.

Response 12. The Underlying Funds do not invest in hedge funds.

Comment 13.	With respect to Investment Restriction #2, consider adding an explanation that specifically states what borrowing activities the Fund may undertake. In addition, with respect to Investment Restriction #3 regarding the issuance of senior securities, consider adding explanatory language following the Restriction that states clearly the Fund’s policy regarding the issuance of senior securities.

Response 13. As stated on page 32 of the SAI, the Fund has an operating policy not to borrow, except from a bank for temporary, emergency purposes in amounts exceeding 5%. Explanations of the policies of the Underlying Funds regarding borrowing and the issuance of senior securities is included in the section of the SAI entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.” This disclosure has been revised to reflect that these policies also apply to the Fund.
     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or (212) 404-4691 (fax). Thank you.
Best regards,
/s/ Edward J. Meehan
Edward J. Meehan

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